UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 February 2013
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Director/PDMR Shareholding

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Maeve Carton
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Maeve Carton
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Maeve Carton                                                     44,049
AC Employee Benefit Trustees
Limited Acct CRG                                               2,370

7	State the nature of the transaction Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired 765
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €16.60
11	Date and place of transaction 27th February 2013, Dublin	12	Date issuer informed of transaction 28th February 2013
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 28th February 2013

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange’s (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000105%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 46,419; 0.006388%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 28th February 2013

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE’s Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Myles Lee
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Myles Lee
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Myles Lee                                                                                                                 417,799
Louise Lee                                                                                                                    8,596
AC Employee Benefit Trustees Limited Acct CRG                                              3,128

7	State the nature of the transaction (i) Exercise of share option (ii) Sale of shares (iii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 67,630 (iii) 765
9	Number of shares, derivatives or other financial instruments linked to them disposed of (ii) 42,630	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €11.8573 (ii) €16.545 (iii) €16.60
11	Date and place of transaction (i) 27th February 2013, Dublin (ii) 27th February 2013, Dublin (iii) 27th February 2013, Dublin	12	Date issuer informed of transaction (i) 27th February 2013 (ii) 27th February 2013 (iii) 28th February 2013
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 28th February 2013

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange’s (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.009412%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.005866%	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 429,523; 0.059110%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 28th February 2013

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE’s Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Albert Manifold
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Albert Manifold
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Albert Manifold                                                                                                 34,706
AC Employee Benefit Trustees Limited Acct CRG                                      3,128

7	State the nature of the transaction (i) Exercise of share option (ii) Sale of shares (iii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 16,635 (iii) 765
9	Number of shares, derivatives or other financial instruments linked to them disposed of (ii) 14,500	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €11.8573 (ii) €16.55 (iii) €16.60
11	Date and place of transaction (i) 27th February 2013, Dublin (ii) 27th February 2013, Dublin (iii) 27th February 2013, Dublin	12	Date issuer informed of transaction (i) 27th February 2013 (ii) 27th February 2013 (iii) 28th February 2013
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 28th February 2013

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange’s (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.002394%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.001995%	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 37,834; 0.005206%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 28th February 2013

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE’s Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Neil Colgan
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Neil Colgan
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Joan Duffy                                                                                                                8,387
AC Employee Benefit Trustees Limited Acct CRG                                         3,124

7	State the nature of the transaction Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired 764
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €16.60
11	Date and place of transaction 27th February 2013, Dublin	12	Date issuer informed of transaction 28th February 2013
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 28th February 2013

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange’s (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000105%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 11,511; 0.001584%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification  28th February 2013

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE’s Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Jack Golden
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Jack Golden
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Jack Golden                                                                                                            49,610
AC Employee Benefit Trustees Limited Acct CRG                                           3,128

7	State the nature of the transaction Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired 765
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €16.60
11	Date and place of transaction 27th February 2013, Dublin	12	Date issuer informed of transaction 28th February 2013
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 28th February 2013

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange’s (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Not applicable	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 28th February 2013

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE’s Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Henry Morris
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Henry Morris
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Henry Morris                                                                                         9,558
Davycrest Nominees Limited Acct 0049779                                  39,487
Pershing International Nominees Limited Acct BCCLT              4,455
AC Employee Benefit Trustees Limited Acct CRG                        3,128
Davycrest Nominees Limited Acct 0127109                                 26,301
Davycrest Nominees Limited Acct 0102350                                   5,000

7	State the nature of the transaction Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired 765
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €16.60
11	Date and place of transaction 27th February 2013, Dublin	12	Date issuer informed of transaction 28th February 2013
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 28th February 2013

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange’s (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Not applicable	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 28th February 2013

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE’s Listing Rule 6.10 only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 February 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director